UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
For the transition period from                      to
Commission File No.: 001-04171
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Kellogg Company Bakery, Confectionery, Tobacco Workers
and Grain Millers Savings and Investment Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Kellogg Company
One Kellogg Square
Battle Creek, Michigan 49016-3599

Kellogg Company
Bakery, Confectionery, Tobacco
Workers and Grain Millers
Savings and Investment Plan
Financial Statements and
Supplemental Schedule
December 31, 2007 and 2006

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Index

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
Kellogg Company Bakery, Confectionery,
Tobacco Workers and Grain Millers Savings
and Investment Plan
In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan (the “Plan”) at December 31,2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Detroit, Michigan
June 23, 2008

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Statement of Net Assets Available for Benefits
as of December 31, 2007 and 2006

	2007	2006
Assets
Plan’s interest in Master Trust at fair value (Note 6)	$524,987,448	$528,621,984
Loans to participants	6,652,130	6,456,762

Total assets	531,639,578	535,078,746

Liabilities
Accrued investment services fees	70,435	64,615

Total liabilities	70,435	64,615

Net assets available for benefits at fair value	531,569,143	535,014,131

Adjustment from fair value to contract value for interest in Master Trust related to fully benefit-responsive investment contracts (Note 1)	(408,084)	2,903,605

Net assets available for benefits	$531,161,059	$537,917,736

The accompanying notes are an integral part of these financial statements.

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 2007 and 2006

	2007	2006
Contributions
Employer	$5,120,580	$5,207,915
Employee	13,295,967	13,820,335
Rollovers from other qualified plans	96,938	132,348

Total contributions	18,513,485	19,160,598

Earnings on Investments
Plan’s interest in income of Master Trust (Note 6)	26,249,827	45,913,234
Interest income	466,210	411,387
Redemption fees	(86,724)	(22,025)

Total earnings on investments, net	26,629,313	46,302,596

Participant withdrawals	(51,865,262)	(45,475,200)
Trustee fees	(34,213)	(118,256)

Net increase/(decrease)	(6,756,677)	19,869,738

Net assets available for benefits
Beginning of year	537,917,736	518,047,998

End of year	$531,161,059	$537,917,736

The accompanying notes are an integral part of these financial statements.

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006 and
for the Years Ended December 31, 2007 and 2006

1.	Summary of Significant Accounting Policies

Basis of Accounting

The Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan (the “Plan”) operates as a qualified defined contribution plan and was established under Section 401(k) of the Internal Revenue Code. The accounts of the Plan are maintained on the accrual basis. Expenses of administration are paid by the Plan sponsor, Kellogg Company.

Investments

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations or the fair value of the underlying assets. These contracts are maintained in the Stable Value Fund of the Kellogg Company Master Trust.

The Plan presents in the statement of changes in net assets available for benefits the Plan’s interest in income of the Master Trust, which consists primarily of the realized gains or losses on the fair value of the Master Trust investments and the unrealized appreciation (depreciation) on those investments.

Investment Contracts with Insurance Companies

On August 6, 2007, the Plan entered into benefit-responsive investment contracts for which Dwight Asset Management has oversight. Dwight Asset Management maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

From August 26, 1998 to August 6, 2007, the Plan entered into benefit-responsive investment contracts for which INVESCO had oversight. INVESCO maintained the contributions in a general account. The account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer was contractually obligated to repay the principal and a specified interest rate that was guaranteed to the Plan.

Because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by INVESCO and Dwight Asset Management, represented contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006 and
for the Years Ended December 31, 2007 and 2006

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers, but it may not be less than zero percent. Such interest rates are reviewed on a monthly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contracts do not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

	2007	2006
Average Yields
Based on actual earnings	5.43%	5.14%
Based on interest rate credited to participants	4.93%	5.02%
Allocation of Net Investment Income to Participants Net investment income is allocated to participant accounts daily, in proportion to their respective ownership on that day.

Risks and Uncertainties

The Plan provides for various investment options in several investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible the changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006 and
for the Years Ended December 31, 2007 and 2006

plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

New Accounting Guidance

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 provides a common definition of fair value and a framework for measuring assets and liabilities at fair values when a particular standard prescribes it. In addition, the Statement expands disclosures about fair value measurements. This new accounting standard will be adopted for the plan year beginning January 1, 2008. The adoption of this standard is not expected to have a material impact on the financial statements.

2.	Provisions of the Plan

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

Plan Administration

The Plan is administered by trustees appointed by Kellogg Company and employees represented by the Bakery, Confectionery, Tobacco Workers and Grain Millers Union, the ERISA Finance Committee and the ERISA Administrative Committee appointed by Kellogg Company.

Redemption Fees

The Plan charges a 2 percent redemption fee for transfers and/or reallocations of units that have been in a fund for less than five business days. Fees collected are used to help offset trustee expenses.

Plan Participation and Contribution

Generally, all Kellogg Company hourly employees belonging to the Bakery, Confectionery, Tobacco Workers and Grain Millers Union Local Nos. 3-G, 50-G, 252-G, 374-G and 401-G are eligible to participate in the Plan.

Subject to limitations prescribed by the Internal Revenue Service, participants may elect to contribute from 1 percent to 50 percent of their annual wages. Participants were eligible to defer $15,500 in 2007 and $15,000 in 2006. Employee contributions are matched by Kellogg Company at a 100 percent rate on the first 3 percent and a 50 percent rate on the next 2 percent with 12.5 percent of the Company match restricted for investment in the Kellogg Company stock fund. Employees may contribute to the Plan from their date of hire; however, the monthly contributions are not matched by the Company until the participant has completed one year of service.

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006 and
for the Years Ended December 31, 2007 and 2006

Starting January 1, 2007, employer matching contributions held in the Kellogg Company Stock Fund may be transferred by a participant at any time to any other investment fund then available under the Plan.

Participants of the Plan may elect to invest the contributions to their accounts as well as their account balances in various equity, bond, fixed income or Kellogg Company stock funds or a combination thereof in multiples of one percent.

Vesting Participant account balances are fully vested.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have only one loan outstanding at any time. Loan transactions are treated as transfers between the Loan fund and the other funds. Loan terms range from 12 to 60 months, except for principal residence loans, which must be repaid within 15 years (or 180 months). Interest is paid at a constant rate equal to one percent over the prime rate in the month the loan begins. Principal and interest are paid ratably through payroll deductions. Loans that are considered to be uncollectible at year end result in the outstanding principal being considered a hardship withdrawal from the participant’s plan account.

Participant Distributions

Participants may request an in-service withdrawal of all or a portion of certain types of contributions under standard in-service withdrawal rules. The withdrawal of any participant contributions which were not previously subject to income tax is restricted by Internal Revenue Service regulations.

Participants who terminate employment before retirement, by reasons other than death or disability, may remain in the Plan or receive payment of their account balances in a lump sum. If the account balance is $1,000 or less, the terminated participant will receive the account balance in a lump sum. Participants are eligible to retire from the Company at age 62, upon reaching 55 with 20 years of service, or after 30 years of service. Upon retirement, disability, or death, a participant’s account balance may be received in a lump sum or installment payments.

Termination While the Company has expressed no intentions to do so, the Plan may be terminated at any time.

3.	Income Tax Status

The Plan administrator has received a favorable letter from the Internal Revenue Service dated March 18, 2004 regarding the Plan’s qualification under applicable income tax regulations. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006 and
for the Years Ended December 31, 2007 and 2006

4.	Related Party Transactions

Certain investments held in the Master Trust are shares of Kellogg Company common stock and short term investment funds managed by The Bank of New York Mellon Corporation. Kellogg Company is the Plan sponsor, and The Bank of New York Mellon Corporation is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

5.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2007 to Form 5500:

2007
Net assets available for benefits per the financial statements	$531,161,059
Adjustment from fair value to contract value for interest in Master Trust related to fully benefit-responsive investment contracts (Note 1)	408,084

Net assets available for benefits per the Form 5500	$531,569,143

The following is a reconciliation of Plan’s interest in income of Master Trust per the financial statements for the year ended December 31, 2007 to Form 5500:

2007
Plan’s interest in income of Master Trust per the financial statements	$26,249,827
Redemption fees	(86,724)
Trustee fees	(34,213)
Adjustment from fair value to contract value for interest in Master Trust related to fully benefit-responsive investment contracts (Note 1)	408,084

Net investment gain from Master Trust investment accounts per the Form 5500	$26,536,974

6.	Kellogg Company Master Trust

The Plan has an undivided interest in the net assets held in the Kellogg Company Master Trust in which interests are determined on the basis of cumulative funds specifically contributed on behalf of the Plan adjusted for an allocation of income. Such income allocation is based on the Plan’s funds available for investment during the year.

Kellogg Company Master Trust net assets at December 31, 2007 and 2006 and the changes in net assets for the years ended December 31, 2007 and December 31, 2006 are as follows:

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006 and
for the Years Ended December 31, 2007 and 2006

Kellogg Company Master Trust
Schedule of Net Assets of Master Trust Investment Accounts

	2007	2006
Cash/equivalents
Interest bearing cash	$9,705,928	$10,217,940

Total cash/equivalents	9,705,928	10,217,940

Receivables	1,076,337	1,153,662

General Investments at fair value
Long Term U.S. Govt. Securities	—	16,982,286
Short Term U.S. Govt. Securities	—	19,277,154
Corporate Debt — Long-Term	—	10,784,973
Corporate Debt — Short-Term	—	6,991,552
Corporate Stock — Kellogg Company Common Stock	130,506,187	126,074,358
Commingled Funds	215,139,223	217,982,282
Shares of Registered Investment Company	515,821,845	407,696,064
Guaranteed Investment Contracts	643,193,321	639,257,671
Long Term Government Bonds — International	—	707,277
Short Term Government Bonds — International	—	1,912,225

Total general investments	1,504,660,576	1,447,665,842

Total assets	1,515,442,841	1,459,037,444

Payables
Other payables	(901,246)	(195,881)

Total liabilities	(901,246)	(195,881)

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,179,434)	7,998,913

Net Assets	$1,513,362,161	$1,466,840,476

Percentage interest held by the Plan	34.7%	36.3%

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006 and
for the Years Ended December 31, 2007 and 2006

Kellogg Company Master Trust
Schedule of Changes in Net Assets of Master Trust Investment Accounts

	2007	2006
Earnings on investments
Interest	$33,247,242	$33,265,656
Dividends	24,859,328	11,401,337
Net realized gain (loss)
Common Stock — Kellogg Company Common Stock	7,623,775	6,283,132
Commingled Funds	11,625,852	6,333,345
Corporate Debt — Short Term	(474,144)	(349,400)
Corporate Debt — Long Term	(274,875)	(60,573)
US Govt. Securities — Short Term	(113,153)	(244,913)
US Govt. Securities — Long Term	376,348	(159,458)
International Bond — Short Term	(140,223)	(35,826)
International Bond — Long Term	(5,443)	—
Shares of Registered Investment Co.	59,727,993	30,885,029

Net realized gain	78,346,130	42,651,336

Total additions	136,452,700	87,318,329
Net transfer of assets out of investment account	(30,015,129)	(27,192,635)
Fees and commissions	(590,039)	(601,530)

Total distributions	(30,605,168)	(27,794,165)
Change in unrealized appreciation (depreciation):
Common Stock — Kellogg Company Common Stock	(1,468,247)	12,467,595
Commingled Funds	703,919	24,053,331
Corporate Debt — Short Term	38,016	377,287
Corporate Debt — Long Term	293,210	(188,784)
US Govt. Securities — Short Term	101,394	331,093
US Govt. Securities — Long Term	(204,093)	(280,258)
International Bond — Long Term	192,109	(139,230)
International Bond — Short Term	20,959	129,051
Shares of Registered Investment Co.	(59,003,114)	23,526,360

Changes in unrealized appreciation	(59,325,847)	60,276,445

Net change in assets	46,521,685	119,800,609
Net assets
Beginning of year	1,466,840,476	1,347,039,867

End of year	$1,513,362,161	$1,466,840,476

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Schedule of Assets (Held at End of Year) as of December 31, 2007	Schedule I

(a)		(b)	(c)	(e)
			Description of Investment Including Maturity
		Identity of Issue, Borrower, Lessor	Date, Rate of Interest, Collateral, Par or
		or Similar Party	Maturity Value	Current Value

		Plan’s interest in Master Trust at fair value		$524,987,448

	*	Participants	Loans, interest rates ranging from 5.00% to	$6,652,130
			10.00%, with due dates at various times
			through November 11, 2022.

* Parties-in-interest

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE KELLOGG COMPANY BAKERY, CONFECTIONERY,
TOBACCO WORKERS AND GRAIN MILLERS SAVINGS AND
INVESTMENT PLAN

Date: June 26, 2008	By:	/s/ John A. Bryant Name: John A. Bryant Title: Executive Vice President, Chief Financial Officer, Kellogg Company and President, Kellogg North America

EXHIBIT INDEX

Exhibit Number	Document
23.1	Consent of Independent Registered Public Accounting Firm